Exhibit 99.1

Alibaba Group Announces March Quarter 2015 and

Full Fiscal Year 2015 Results

Company Also Appoints New CEO and New Member of the Board of Directors

Hangzhou, China, May 7, 2015 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended March 31, 2015 and the fiscal year then ended (“fiscal year 2015”).

“Alibaba had a strong quarter with significant growth across our key operating metrics,” said Jonathan Lu, Chief Executive Officer of Alibaba Group. We grew revenue, gross merchandise volume and annual active buyers, and we expanded our unrivaled leadership position in mobile.” Lu continued, “GMV across our China retail marketplaces grew 40% year-on-year, and our annual active buyers increased to 350 million, an increase of 37% year-on-year. We extended our strong leadership position in mobile to 289 million monthly active users on our mobile e-commerce apps in the month of March and US$49 billion in mobile GMV during the March quarter. Our business continues to perform well, and our results highlight both the strength of our ecosystem and the strong foundation we have for sustainable future growth in China, and beyond.”

“Alibaba performed very well, growing revenue 45% year-on-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We continue to execute our growth strategy and focus on long-term value creation. The fundamental strength of our business gives us the confidence to invest in new initiatives, add new users, improve customer experience and expand our products and services.”

Today Alibaba Group also announced that Daniel Zhang, currently Chief Operating Officer of Alibaba Group, will become CEO of Alibaba Group, effective May 10, 2015.

Current CEO, Jonathan Lu, will work with Daniel to ensure a successful transition in the coming months.  Jonathan will remain on the board of directors of Alibaba Group as Vice Chairman. In this capacity Jonathan will play an important role in developing future leaders of Alibaba Group. This role is especially important as Alibaba Group continues to build the necessary talent to enable the company to grow and thrive in a rapidly changing environment.

Daniel Zhang has been with the company for eight years and has held top management positions across the organization. He is also one of the founding members of the Alibaba Partnership. Daniel has been Alibaba’s chief operating officer since September 2013. In his role as COO, Daniel oversaw the operations of all Alibaba Group businesses in China and internationally.

Daniel first joined the company as Chief Financial Officer of Taobao Marketplace in August 2007. In 2008, he was appointed Chief Operating Officer of Taobao Marketplace and general manager of Taobao Mall. Under Daniel’s leadership, Taobao Mall rapidly became one of Alibaba’s most important businesses and was highly recognized by consumers and brands in China and around the world. In 2011, he was named president when it first became an independent business unit, Tmall.com, which has become one of world’s largest online B2C platforms. Daniel was also a key architect of the November 11 Shopping Festival, and led it to become the world’s largest online shopping event.

“Daniel is a proven international business leader and innovator with a strong track record of delivering results. He has the confidence of our entire management team, and there is no better person to lead Alibaba Group as we embark on the next stage of our growth on top of the strong foundation that Jonathan helped build,” said Jack Ma, Alibaba Group’s Executive Chairman. “I am grateful to Jonathan Lu for his excellent leadership and management over the past several years, and I look forward to his continued contribution as a key leader in helping Alibaba Group train and develop the next generation of leaders. Alibaba Group has a strong and deep bench of talented executives who will help lead the company for the years to come. Today’s announcement reflects our commitment to continuing to develop strong leadership from within.”

Daniel Zhang said, “I’m excited to take on this new challenge. It is an immense responsibility, and I’m grateful to every member of the Alibaba team for their commitment and dedication to excellence.”

“I’m proud of the Alibaba team and all that we have accomplished together,” said Jonathan Lu. “Over many years, I have seen just how critical Alibaba’s culture and talent are to our success, and I’m excited to take on this new role helping to develop the next generation of leaders at our company.”

Today Alibaba Group also announced the appointment of Börje Ekholm to the Alibaba Group Board of Directors, effective June 1, 2015. Mr. Ekholm will serve as an independent director of Alibaba Group’s Board, and he will also serve as a member of the Audit Committee. Mr. Ekholm brings extensive experience in the areas of business, finance, corporate governance, and technology. Mr. Ekholm currently serves as President and CEO of Investor AB of Sweden and is a member of Investor AB’s board of directors. From May 13, 2015 he will assume new responsibilities as head of Patricia Industries, a newly created division of Investor AB to manage the company’s privately-held and controlled companies. He is the non-executive Chairman of NASDAQ OMX and serves on the boards of global technology companies such as Telefonaktiebolaget LM Ericsson. Mr. Ekholm’s successful track record in European and American business, as well as his experience working with entrepreneurial companies, will bring critical insights and contributions to Alibaba Group’s growth and international strategy. With the appointment of Mr. Ekholm, Alibaba Group’s board will increase to 10 members.

March Quarter 2015 Operational and Financial Highlights*

March Quarter 2015 Operational Highlights:

	March 31,	December 31,	March 31,	% Change
	2014	2014	2015	YoY	QoQ

Quarterly GMV (1) (in RMB billions)	430	787	600	40%	(24)%
Quarterly Mobile GMV (1) (in RMB billions)	118	327	304	157%	(7)%
Mobile GMV as a percentage of total GMV(1)	27%	42%	51%
Annual Active Buyers(2) (in millions)	255	334	350	37%	5%
Mobile Monthly Active Users (MAUs)(3) (in millions)	163	265	289	77%	9%

*                 For definitions of terms used but not defined in this press release, please refer to the prospectus of our initial public offering.

(1)         For the three months ended on the respective dates.

(2)         For the twelve months ended on the respective dates.

(3)         For the month ended on the respective dates.

March Quarter 2015 Financial Highlights:

	Three months ended March 31,
	2014	2015
	RMB	RMB	US$…	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	12,031	17,425	2,811	45%
Mobile Revenue	1,162	5,247	846	352%
Mobile Revenue as a percentage of China Commerce Retail Revenue	12%	40%

Income from Operations	5,451	2,599	419	(52	)%………

Non-GAAP EBITDA……	6,886	8,583	1,385	25%
Non-GAAP EBITDA Margin……	57%	49%

Net Income	5,661	2,869	463	(49	)%………
Non-GAAP Net Income……	6,671	7,741	1,249	16%

Diluted Earnings per Share/ADS (EPS)	2.37	1.12	0.18	(53	)%………
Non-GAAP Diluted EPS……	2.80	3.00	0.48	7%

Net Cash Provided by Operating Activities	1,800	5,767	930	220%
Non-GAAP Free Cash Flow……	2,333	5,665	914	143%

…                              This release contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.1990 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015.  The percentages stated in this release are calculated based on the RMB amounts.

……                      See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this release.

………              Decrease primarily due to an increase in share-based compensation expense as discussed in detail in “Share-based compensation expense” below. Without the effect of the share-based compensation expense, income from operations would have increased by 13%, net income would have increased by 14%, and diluted EPS would have increased by 5%, in the quarter ended March 31, 2015 from the same quarter of 2014.

GMV — GMV transacted on our China retail marketplaces in the quarter ended March 31, 2015 was RMB600 billion (US$97 billion), an increase of 40% compared to the same quarter of 2014. GMV transacted on Taobao Marketplace in the quarter ended March 31, 2015 was RMB381 billion (US$61 billion), an increase of 29% compared to the same quarter of 2014. GMV transacted on Tmall in the quarter ended March 31, 2015 was RMB219 billion (US$35 billion), an increase of 62% compared to the same quarter of 2014. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Annual active buyers — Our China retail marketplaces had 350 million annual active buyers in the twelve months ended March 31, 2015, compared to 334 million in the twelve months ended December 31, 2014, representing a net addition of 16 million in annual active buyers, and compared to 255 million in the twelve months ended March 31, 2014, representing an increase of 37% compared to the same period in 2014. The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface. Our active buyers increased throughout China, with continued faster growth from lower tier cities.

Revenue — Revenue increased by 45% to RMB17,425 million (US$2,811 million) in the quarter ended March 31, 2015, compared to RMB12,031 million in the same quarter of 2014.  Revenue from the China commerce retail business increased by 39% to RMB13,049 million (US$2,105 million), compared to RMB9,371 million in the same quarter of 2014, driven primarily by the growth in commission revenue and also by online marketing services revenue.

Mobile GMV, MAUs and Revenue — Mobile GMV in the quarter ended March 31, 2015 was RMB304 billion (US$49 billion), an increase of 157% compared to the same quarter of 2014. Mobile GMV accounted for 51% of total GMV transacted on our China retail marketplaces in this quarter, compared to 42% in the quarter ended December 31, 2014 and 27% in the quarter ended March 31, 2014. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices (as reflected in the increase in mobile MAUs discussed below) and also by an increase in the level of their spending.

Mobile MAUs grew to 289 million in the month ended March 31, 2015, compared to 265 million in the month ended December 31, 2014, representing a net addition of 24 million MAUs over the quarter, and a 77% increase from 163 million in the month ended March 31, 2014. According to iResearch, our Mobile Taobao App continued to be the No. 1 e-commerce app in China as of March 31, 2015.

Mobile revenue from the China commerce retail business increased by 352% to RMB5,247 million (US$846 million), or 40% of the China commerce retail revenue, in the quarter ended March 31, 2015, compared to RMB1,162 million, or 12% of the China commerce retail revenue, in the same quarter of 2014, due primarily to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

Income from operations — Income from operations in the quarter ended March 31, 2015 was RMB2,599 million (US$419 million), a decrease of 52% compared to RMB5,451 million in the same quarter of 2014. Despite our revenue increasing by 45% year-over-year, income from operations decreased, due primarily to RMB4,632 million (US$747 million) in share-based compensation expense in the quarter ended March 31, 2015, compared to RMB925 million in share-based compensation expense in the same quarter of 2014 (as discussed in “Share-based compensation expense” below), and also to other factors affecting cost and expenses as discussed in “March Quarter 2015 Financial Results” below. Without the effect of share-based compensation expense, income from operations would have increased by 13% in the quarter ended March 31, 2015 from the same quarter of 2014.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 25% to RMB8,583 million (US$1,385 million) in the quarter ended March 31, 2015, compared to RMB6,886 million in the same quarter of 2014.  Non-GAAP EBITDA margin was 49% in the quarter ended March 31, 2015, compared to 57% in the quarter ended March 31, 2014. The year-on-year decrease in non-GAAP EBITDA margin was due primarily to the consolidation of acquired businesses, mainly UCWeb Inc., or UCWeb, and AutoNavi Holding Limited, or AutoNavi, and also to investments in new business initiatives, such as cloud computing, digital entertainment, mobile operating system and local services.

Net income — Our net income in the quarter ended March 31, 2015 was RMB2,869 million (US$463 million), a decrease of 49% compared to RMB5,661 million in the same quarter of 2014. The decrease was primarily due to the same factors that resulted in the decrease in income from operations as discussed above. Without the effect of share-based compensation expense, net income would have increased by 14% in the quarter ended March 31, 2015 from the same quarter of 2014.

Non-GAAP net income — Non-GAAP net income increased by 16% to RMB7,741 million (US$1,249  million) in the quarter ended March 31, 2015, compared to RMB6,671 million in the same quarter of 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended March 31, 2015 was RMB1.12 (US$0.18) on a weighted average of 2,585 million diluted shares outstanding in the quarter, a decrease of 53% compared to RMB2.37 on a weighted average of 2,363 million diluted shares outstanding in the same quarter of 2014. Non-GAAP diluted EPS in the quarter ended March 31, 2015 was RMB3.00 (US$0.48) on 2,585 million diluted shares outstanding, an increase of 7% compared to RMB2.80 on 2,363 million diluted shares outstanding in the same quarter of 2014. The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in number of diluted shares outstanding in the quarter ended March 31, 2015 following the completion of our initial public offering in September 2014.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended March 31, 2015 was RMB5,767 million (US$930 million), an increase of 220% compared to RMB1,800 million in the same quarter of 2014. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2015 was RMB5,665 million (US$914 million), an increase of 143% compared to RMB2,333 million in the same quarter of 2014.

March Quarter 2015 Financial Results

Revenue — Revenue for the quarter ended March 31, 2015 was RMB17,425 million  (US$2,811 million), an increase of 45% compared to RMB12,031 million in the same quarter of 2014.  The increase was mainly driven by the continuing rapid growth of our China commerce retail business. The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended March 31,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
China commerce
Retail	9,371	78%	13,049	2,105	75%	39%
Wholesale	594	5%	846	136	5%	42%
Total China commerce	9,965	83%	13,895	2,241	80%	39%
International commerce
Retail	285	2%	437	70	2%	53%
Wholesale	1,009	9%	1,200	194	7%	19%
Total international commerce	1,294	11%	1,637	264	9%	27%
Cloud computing and Internet infrastructure	213	2%	388	63	2%	82%
Others	559	4%	1,505	243	9%	169%
Total	12,031	100%	17,425	2,811	100%	45%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended March 31, 2015 was RMB13,049 million (US$2,105 million), or 75% of total revenue, an increase of 39% compared to RMB9,371 million in the same quarter of 2014. The increase was mainly driven by the growth in commission revenue and online marketing services revenue. Commission revenue accounted for 39% of China commerce retail revenue in the quarter ended March 31, 2015, compared to 34% in the same quarter of 2014. Revenue growth during this period reflected an increase of 40% in GMV transacted on our China retail marketplaces, which was primarily driven by an increase in the number of active buyers. While mobile GMV accounted for 51% of total GMV in the quarter ended March 31, 2015, compared to 27% in the same quarter of 2014, overall monetization rate remained stable at 2.17% in the quarter ended March 31, 2015, compared to 2.18% in the same quarter of 2014.

Mobile revenue from the China commerce retail business in the quarter ended March 31, 2015 was RMB5,247 million (US$846 million), an increase of 352% compared to RMB1,162 million in the same quarter of 2014, representing 40% of our China commerce retail business revenue, compared to 30% in the quarter ended December 31, 2014 and 12% in the quarter ended March 31, 2014. The year-on-year increase in mobile revenue from the China commerce retail business was due primarily to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended March 31, 2015 was RMB846 million (US$136 million), an increase of 42% compared to RMB594 million in the same quarter of 2014. The increase was due to an increase in average revenue from paying members and an increase in paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended March 31, 2015 was RMB437 million (US$70 million), an increase of 53% compared to RMB285 million in the same quarter of 2014. The increase was primarily due to an increase in GMV transacted on AliExpress. The lower year-over-year growth rate compared to the 110% year-over-year growth in December quarter of 2014 mainly resulted from decreased consumer demand due to the significant depreciation of currencies in certain of our major international markets during the period, including Russia and Brazil.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended March 31, 2015 was RMB1,200 million (US$194 million), an increase of 19% compared to RMB1,009 million in the same quarter of 2014. The main reason for this increase was an increase in the number of paying members and an increase in average revenue from paying members.

•                  Others — Other revenue in the quarter ended March 31, 2015 was RMB1,505 million (US$243 million), an increase of 169% compared to RMB559 million in the same quarter of 2014. This increase was primarily due to the consolidation of revenue from acquired business (mainly UCWeb and AutoNavi) in a total amount of RMB901 million (US$145 million), partially offset by the net decrease in revenue from the SME loan business that we transferred to Zhejiang Ant Small and Micro Financial Services Company Limited, or Ant Financial, upon the completion of the restructuring of our relationship with Ant Financial in early February 2015.

Cost of revenue — Cost of revenue in the quarter ended March 31, 2015 was RMB6,133 million (US$989 million), or 35% of revenue, compared to RMB3,470 million, or 29% of revenue, in the same quarter of 2014. The increase in cost of revenue as a percentage of revenue was due primarily to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system and digital entertainment), and also to an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing ecosystem, as well as an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). Without the effect of share-based compensation expense, cost of revenue would have been RMB5,118 million (US$825 million), or 29% of revenue, in the quarter ended March 31, 2015, compared to RMB2,940 million, or 24% of revenue, in the same quarter of 2014.

Product development expenses — Product development expenses in the quarter ended March 31, 2015 were RMB3,042 million (US$491 million), or 17% of revenue, compared to RMB1,200 million, or 10% of revenue in the same quarter of 2014. The increase in product development expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), partially offset by the decrease in royalty fees paid to Yahoo! Inc. and its affiliates, or Yahoo, which terminated by contract upon completion of our initial public offering in September 2014. Without the effect of share-based compensation expense, product development expenses would have been RMB1,377 million (US$222 million), or 8% of revenue, in the quarter ended March 31, 2015, compared to RMB993 million, or 8% of revenue, in the same quarter of 2014.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2015 were RMB2,531 million (US$408 million), or 15% of revenue, compared to RMB1,278 million, or 11% of revenue in the same quarter of 2014. The increase in sales and marketing expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). The increase was also due to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in lower tier cities, during this quarter. Without the effect of share-based compensation expense, sales and marketing expenses would have been RMB1,933 million (US$312 million), or 11% of revenue, in the quarter ended March 31, 2015, compared to RMB1,235 million, or 10% of revenue, in the same quarter of 2014.

General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2015 were RMB2,477 million (US$400 million), or 14% of revenue, compared to RMB514 million, or 4% of revenue in the same quarter of 2014. The increase in general and administrative expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). Without the effect of share-based compensation expense, general and administrative expenses would have been RMB1,123 million (US$182 million), or 6% of revenue, in the quarter ended March 31, 2015, compared to RMB369 million, or 3% of revenue, in the same quarter of 2014.

Share-based compensation expense — Share-based compensation expense included in cost or expense items above in the quarter ended March 31, 2015 was RMB4,632 million (US$747million), or 27% of revenue, an increase of 401% compared to RMB925 million, or 8% of revenue, in the same quarter of 2014. The following table sets forth an analysis of share-based compensation expense for the periods indicated.

	Three months ended March 31,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
Share-based compensation expense excluding effect of “mark-to-market” accounting during the period	535	5%	2,974	480	17%	456%
Effect of “mark-to-market” accounting of share-based awards during the period	390	3%	1,658	267	10%	325%
Total	925	8%	4,632	747	27%	401%

The increase in share-based compensation expense in the quarter ended March 31, 2015 from the same quarter of 2014 reflected the performance-based and retention grants of share-based awards that were granted shortly prior to our initial public offering in September 2014, with vesting periods of six years for our senior management and four years for our other employees. In addition, as a result of mark-to-market accounting required under generally accepted accounting principles in the United States, the increase in share-based compensation expense also reflected the mark-up of share-based awards of Ant Financial granted by its major shareholding entity controlled by Jack Ma, our executive chairman, to our employees, partially offset by the mark-down of the Company’s share-based awards we granted to employees of Ant Financial.

The expense arising from Ant Financial’s share-based awards granted to our employees represents a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. As discussed in the prospectus for our initial public offering, it is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial. We expect that our share-based compensation expense will continue to be affected, among other things, by changes in the fair value of Ant Financial’s share-based awards granted to our employees.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended March 31, 2015 was RMB643 million (US$104 million), a significant increase from RMB118 million in the same quarter of 2014. This increase was due to an increase in intangible assets primarily as a result of our strategic acquisitions, mainly UCWeb and AutoNavi.

Income from operations — Income from operations in the quarter ended March 31, 2015 was RMB2,599 million (US$419 million), or 15% of revenue, a decrease of 52% compared to RMB5,451 million, or 45% of revenue in the same quarter of 2014. Despite our revenue increasing by 45% year-over-year, income from operations decreased, due primarily to a significant increase of RMB4,632 million (US$747 million) in share-based compensation expense incurred in the quarter ended March 31, 2015 (as discussed in “Share-based compensation expense” above), compared to RMB925 million in share-based compensation expense in the same quarter in 2014, and also to other factors affecting cost and expenses as discussed above.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 25% to RMB8,583 million (US$1,385 million) in the quarter ended March 31, 2015, compared to RMB6,886 million in the same quarter of 2014.  Non-GAAP EBITDA margin was 49% in the quarter ended March 31, 2015, compared to 57% in the March quarter of 2014. The year-on-year decrease in non-GAAP EBITDA margin was due primarily to the consolidation of acquired businesses, mainly UCWeb and AutoNavi, and also to investments in new business initiatives, such as cloud computing, digital entertainment, mobile operating system and local services. A reconciliation of operating income to non-GAAP EBITDA is included at the end of this release.

Interest and investment income, net — Interest and investment income, net in the quarter ended March 31, 2015 was RMB1,846 million (US$298 million), an increase of 225% compared to RMB568 million in the same quarter of 2014. The increase was primarily due to (i) an increase in interest income as a result of higher cash balance during the period, which in turn was due primarily to the proceeds from our initial public offering in September 2014 and also to an increase in operating cash flow, (ii) a non-recurring gain of RMB305 million from the sale to Ant Financial certain entities primarily engaged in the SME loan business upon the completion of the restructuring of our relationship with Ant Financial in early February 2015 and (iii) investment gains resulting from changes in the fair value of our investment securities held for trading.

Interest expense — Interest expense in the quarter ended March 31, 2015 was RMB475 million (US$77 million), an increase of 35% compared to RMB353 million in the same quarter of 2014. The increase was due to an increase in average debt amount outstanding, with the debt outstanding during the quarter ended March 31, 2014 comprised primarily of a US$5 billion loan drawn down under a US$8 billion credit facility, and the debt outstanding during the quarter ended March 31, 2015 comprised primarily of US$8 billion senior unsecured notes.

Other income, net — Other income, net in the quarter ended March 31, 2015 was RMB496 million (US$80 million), a decrease of 60% compared to RMB1,251 million in the same quarter of 2014, primarily due to a decrease in royalty fees and software technology service fees received from Ant Financial, which were RMB200 million (US$32 million) in the quarter ended March 31, 2015, compared to RMB1,130 million in the same quarter of 2014. Such decrease was primarily due to one-time interest income recognized by Ant Financial in the quarter ended March 31, 2014 which was included in our share of fees received from Ant Financial pursuant to our Intellectual Property and Software Technology Services Agreement with Ant Financial.

Income tax expenses — Income tax expenses in the quarter ended March 31, 2015 were RMB1,203 million (US$194 million), a decrease of 2% compared to RMB1,227 million in the same quarter of 2014. Our effective tax rate increased to 26.9% in the quarter ended March 31, 2015 from 17.7% in the same quarter of 2014, primarily as a result of the increase in share-based compensation expense, which is not deductible for income tax purposes. Excluding share-based compensation expense, which is non-deductible for income tax purposes, our effective tax rate would have been 13.2% in the quarter ended March 31, 2015.

Net income and non-GAAP net income — As a result of the foregoing, our net income in the quarter ended March 31, 2015 was RMB2,869 million (US$463 million), a decrease of 49% compared to RMB5,661  million in the same quarter of 2014. Excluding the effects of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP net income in the quarter ended March 31, 2015 was RMB7,741 million (US$1,249 million), an increase of 16% compared to RMB6,671 million in the same quarter of 2014. A reconciliation of net income to non-GAAP net income is included at the end of this release.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended March 31, 2015 was RMB2,893 million (US$467 million), a decrease of 48% compared to RMB5,543 million in the same quarter of 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended March 31, 2015 was RMB1.12 (US$0.18) on a weighted average of 2,585 million diluted shares outstanding during the quarter, a decrease of 53% compared to RMB2.37 on a weighted average of 2,363 million diluted shares outstanding during the same quarter of 2014. Excluding the effects of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP diluted EPS in the quarter ended March 31, 2015 was RMB3.00 (US$0.48), an increase of 7% compared to RMB2.80 in the same quarter of 2014. The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in the number of diluted shares outstanding in the quarter ended March 31, 2015 following the completion of our initial public offering. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this release.

Cash — As of March 31, 2015, cash, cash equivalents and short-term investments were RMB122,341 million (US$19,735 million), compared to RMB130,741 million as of December 31, 2014.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended March 31, 2015 was RMB5,767 million (US$930 million), an increase of 220% compared to RMB1,800 million in the same quarter of 2014. Capital expenditures in the quarter ended March 31, 2015 were RMB1,489 million (US$240 million), compared to RMB440 million in the same quarter of 2014. Capital expenditures in the quarter ended March 31, 2015 included cash outflow for acquisition of land use rights and construction in progress of RMB789 million (US$127 million). Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2015 was RMB5,665 million (US$914 million), an increase of 143% compared to RMB2,333 million in the same quarter of 2014. A reconciliation of net cash provided by operating activities to free cash flow, a non-GAAP measure of liquidity, is included at the end of this release.

Net cash used in investing activities — During the quarter ended March 31, 2015, net cash used in investing activities of RMB5,672 million (US$915 million) mainly included investment and acquisition activities of RMB12,949 million (US$2,089 million) primarily in mobile, local services, digital media and entertainment and logistics related businesses, as well as capital expenditure of RMB1,489 million (US$240 million), partially offset by proceeds from the net decrease in short-term investments of RMB9,605 million (US$1,549 million).

Employee number — As of March 31, 2015, we had a total of 34,985 employees, compared to 34,081 as of December 31, 2014 and 22,072 as of March 31, 2014. Our policy for fiscal year 2016 is to have no new net additions to headcount other than incoming employees to whom we have already made offers through campus recruiting. In the case of new businesses, however, we will continue to bring in the necessary talent to enable us to execute our growth plans.

Full Fiscal Year 2015 Operational and Financial Results*

	Year ended March 31,
	2014	2015		YoY %
	RMB	RMB	US$…	Change

Annual GMV (in billions)	1,678	2,444	394	46%
Annual Mobile GMV (in billions)	319	994	160	212%
Annual Mobile GMV as a percentage of annual GMV	19%	41%

Revenue (in millions)	52,504	76,204	12,293	45%
Mobile Revenue (in millions)	2,905	17,840	2,878	514%
Mobile Revenue as a percentage of China Commerce Retail Revenue	7%	30%

Income from Operations (in millions)	24,920	23,135	3,732	(7	)%………

Non-GAAP EBITDA (in millions)……	30,731	40,753	6,574	33%
Non-GAAP EBITDA Margin……	59%	53%

Net Income (in millions)	23,403	24,320	3,923	4	%………
Non-GAAP Net Income (in millions) ……	28,274	34,981	5,643	24%

Diluted Earnings per Share/ADS (EPS)	10.00	9.70	1.56	(3	%)………
Non-GAAP Diluted EPS……	12.09	13.97	2.25	16%

Net Cash Provided by Operating Activities	26,379	41,217	6,649	56%
Non-GAAP Free Cash Flow……	32,269	48,121	7,763	49%

*                      Our fiscal year ends on March 31 and references to fiscal years 2014 and 2015 are to the fiscal years ended March 31, 2014 and 2015, respectively.

…                     This release contains translation of certain RMB amounts into US$ for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.1990 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015.  The percentages stated in this release are calculated based on the RMB amounts.

……             See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this release.

………     Decreased primarily due to an increase in share-based compensation expense as discussed in detail in “Share-based compensation expense” below. Without the effect of the share-based compensation expense, income from operations would have increased by 30%, net income would have increased by 42%, and diluted EPS would have increased by 33%, in fiscal year 2015 from fiscal year 2014.

GMV — GMV transacted on our China retail marketplaces in fiscal year 2015 was RMB2,444 billion (US$394 billion), an increase of 46%, compared to RMB1,678 billion in fiscal year 2014. GMV transacted on Taobao Marketplace in fiscal year 2015 was RMB1,597 billion (US$258 billion), an increase of 36% compared to fiscal year 2014. GMV transacted on Tmall in fiscal year 2015 was RMB847 billion (US$136 billion), an increase of 68% compared to fiscal year 2014. The GMV growth was primarily driven by an increase in the number of active buyers.

Mobile GMV — Mobile GMV in fiscal year 2015 was RMB994 billion (US$160 billion), an increase of 212% compared to fiscal year 2014. Mobile GMV accounted for 41% of total GMV transacted on our China retail marketplaces in this year, compared to 19% in fiscal year 2014. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Revenue — Revenue in fiscal year 2015 was RMB76,204 million  (US$12,293 million), an increase of 45% compared to RMB52,504 million in fiscal year 2014. The increase was mainly driven by the continuing rapid growth of our China commerce retail business. The following table sets forth a breakdown of our revenue for the periods indicated.

	Year ended March 31,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
China commerce
Retail	42,832	82%	59,732	9,636	79%	39%
Wholesale	2,300	4%	3,205	517	4%	39%
Total China commerce	45,132	86%	62,937	10,153	83%	39%
International commerce
Retail	938	2%	1,768	285	3%	88%
Wholesale	3,913	7%	4,718	761	6%	21%
Total international commerce	4,851	9%	6,486	1,046	9%	34%
Cloud computing and Internet infrastructure	773	2%	1,271	205	1%	64%
Others	1,748	3%	5,510	889	7%	215%
Total	52,504	100%	76,204	12,293	100%	45%

•                  China commerce retail business — Revenue from our China commerce retail business in fiscal year 2015 was RMB59,732 million (US$9,636 million), or 79% of total revenue, an increase of 39% compared to RMB42,832 million in fiscal year 2014. The increase was mainly driven by the growth in commission revenue and online marketing services revenue. Commission revenue accounted for 35% of China commerce retail revenue in fiscal year 2015, compared to 28% in fiscal year 2014. Revenue growth during the year reflected an increase of 46% in GMV transacted on our China retail marketplaces, which was primarily driven by a 37% increase in the number of active buyers. The lower revenue growth relative to GMV growth was mainly a result of the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate.

Mobile revenue from the China commerce retail business in fiscal year 2015 was RMB17,840 million (US$2,878 million), an increase of 514% compared to RMB2,905 million in fiscal year 2014, representing 30% of our China commerce retail business revenue in fiscal year 2015, compared to 7% in fiscal year 2014. The increase in mobile revenue from the China commerce retail business was primarily due to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the fiscal year 2015 was RMB3,205 million (US$517 million), an increase of 39% compared to RMB2,300 million in fiscal year 2014. The increase was due to an increase in paying members and an increase in average revenue from paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in fiscal year 2015 was RMB1,768 million (US$285 million), an increase of 88% compared to RMB938 million in fiscal year 2014. The increase was primarily due to an increase in GMV transacted on AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in fiscal year 2015 was RMB4,718 million (US$761 million), an increase of 21% compared to RMB3,913 million in fiscal year 2014. The main reason for this increase was an increase in the number of paying members and an increase in average revenue from paying members.

•                  Others — Other revenue in fiscal year 2015 was RMB5,510 million (US$889 million), an increase of 215% compared to RMB1,748 million in fiscal year 2014. This increase was primarily due to the consolidation of revenue from acquired business (mainly UCWeb and AutoNavi) in a total amount of RMB2,489 million (US$402 million), and an increase in interest income generated by the SME loan business before this business was transferred to Ant Financial upon the completion of the restructuring of our relationship with Ant Financial in early February 2015.

Cost of revenue — Cost of revenue in fiscal year 2015 was RMB23,834 million (US$3,845 million), or 31% of revenue, compared to RMB13,369 million, or 25% of revenue, in fiscal year 2014. The increase of cost of revenue as a percentage of revenue was due primarily to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), and also to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system and digital entertainment), as well as an increase in co-location, bandwidth and depreciation expenses as a result of our investments in Alibaba Cloud Computing and our data platform. Without the effect of share-based compensation expense, cost of revenue would have been RMB19,658 million (US$3,171 million), or 26% of revenue, in fiscal year 2015, compared to RMB12,215 million, or 23% of revenue, in fiscal year 2014.

Product development expenses — Product development expenses in fiscal year 2015 were RMB10,658  million (US$1,720 million), or 14% of revenue, compared to RMB5,093 million, or 10% of revenue in fiscal year 2014. The increase of product development expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), partially offset by the decrease in royalty fees paid to Yahoo, which terminated by contract upon completion of our initial public offering in September 2014. Without the effect of share-based compensation expense, product development expenses would have been RMB6,782 million (US$1,095 million), or 9% of revenue, in fiscal year 2015, compared to RMB4,298 million, or 8% of revenue, in fiscal year 2014.

Sales and marketing expenses — Sales and marketing expenses in fiscal year 2015 were RMB8,513 million (US$1,373 million), or 11% of revenue, compared to RMB4,545 million, or 9% of revenue in fiscal year  2014. The increase of sales and marketing expenses as a percentage of revenue was due primarily to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and also to an increase in advertising and promotional spending mainly focused on strengthening consumer connection to our Taobao and Tmall brands, especially in lower tier cities, as well as to promote our new businesses initiatives (e.g., local services) during fiscal year 2015. The increase was also due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). Without the effect of share-based compensation expense, sales and marketing expenses would have been RMB7,278 million (US$1,174 million), or 10% of revenue, in fiscal year 2015, compared to RMB4,356 million, or 8% of revenue, in fiscal year 2014.

General and administrative expenses — General and administrative expenses in fiscal year 2015 were RMB7,800 million (US$1,258 million), or 10% of revenue, compared to RMB4,218 million, or 8% of revenue in fiscal year 2014. The increase of general and administrative expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), which was partially offset by a one-time equity-settled donation expense of RMB1,269 million in fiscal year 2014 relating to the grant of options to purchase 50 million of our ordinary shares to a non-profit organization. Without the effect of share-based compensation expense, general and administrative expenses would have been RMB4,059 million (US$654 million), or 5% of revenue, in fiscal year 2015, compared to RMB3,512 million, or 7% of revenue, in fiscal year 2014.

Share-based compensation expense — Share-based compensation expense included in cost or expense items above in fiscal year 2015 was RMB13,028 million (US$2,102 million), or 17% of revenue, an increase of 358% compared to RMB2,844 million, or 5% of revenue, in fiscal year 2014. The following table sets forth an analysis of share-based compensation expense for the periods indicated.

	Year ended March 31,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
Share-based compensation expense excluding effect of “mark-to-market” accounting	2,129	4%	8,750	1,412	11%	311%
Effect of “mark-to-market” accounting of share-based awards*	715	1%	4,278	690	6%	498%
Total	2,844	5%	13,028	2,102	17%	358%

*                 Represents the total amount of effect of “mark-to-market” accounting for the four quarter periods during the fiscal year.

The increase in effect of “mark-to-market” accounting in fiscal year 2015 from fiscal year 2014 reflected mark-ups of both the share-based awards of Ant Financial granted to our employees, and the Company’s share-based awards granted to employees of Ant Financial. For other discussions of the share-based compensation expense and its components, please refer to “March Quarter 2015 Financial Results—Share-based compensation expense” above.

Amortization of intangible assets — Amortization of intangible assets in fiscal year 2015 was RMB2,089 million (US$337 million), a significant increase from RMB315 million in fiscal year 2014. This increase was due to an increase in intangible assets primarily as a result of our strategic acquisitions, mainly UCWeb and AutoNavi.

Income from operations — Income from operations in fiscal year 2015 was RMB23,135 million (US$3,732 million), or 30% of revenue, a decrease of 7% compared to RMB24,920 million, or 47% of revenue,  in fiscal year 2014. Despite our revenue increasing by 45% year-over-year, income from operations decreased, due primarily to RMB13,028 million (US$2,102 million) in share-based compensation expense (as discussed in “Share-based compensation expense” above), compared to RMB2,844 million in share-based compensation expense in fiscal year 2014, and also to other factors affecting cost and expenses as discussed above.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 33% to RMB40,753 million (US$6,574 million) in fiscal year 2015, compared to RMB30,731 million in fiscal year 2014.  Non-GAAP EBITDA margin was 53% in fiscal year 2015, compared to 59% in fiscal year 2014. The decrease in non-GAAP EBITDA margin was due primarily to the consolidation of acquired businesses, mainly UCWeb and AutoNavi, and also to investments in new business initiatives, such as cloud computing, digital entertainment, mobile operating system and local services. Without the impact of the above factors, which totaled more than US$1 billion, the non-GAAP EBITDA margin in fiscal year 2015 would be comparable to that in fiscal year 2014. This amount was less than 20% of our free cash flow in fiscal year 2015. We believe that a non-GAAP EBITDA margin in the high-50s in our core commerce business will remain stable going forward. In fiscal year 2016, we will continue to invest a portion of our free cash flow in new businesses, and we expect the growth of our new investment spending to be higher than our overall revenue growth. A reconciliation of operating income to non-GAAP EBITDA is included at the end of this release.

Interest and investment income, net — Interest and investment income, net in fiscal year 2015 was RMB9,455 million (US$1,525 million), an increase of 474% compared to RMB1,648 million in fiscal year  2014. The increase was primarily due to a net gain of RMB6,535 million (US$1,054 million) recognized with respect to the revaluation of previously held equity interests, relating primarily to the step-up acquisitions of UCWeb, OneTouch and AutoNavi. The increase was also due to an increase in interest income as a result of higher cash balance during the period, which in turn was due primarily to the proceeds from our initial public offering in September 2014 and also to an increase in operating cash flow.

Interest expense — Interest expense in fiscal year 2015 was RMB2,750 million (US$443 million), an increase of 25% compared to RMB2,195 million in fiscal year 2014. The increase was primarily due to an increase in average debt outstanding, with debt outstanding during fiscal year 2014 primarily reflecting a loan of US$5.0 billion drawn down under a US$8.0 billion credit facility, and debt outstanding during fiscal year 2015 primarily reflecting an additional US$3.0 billion drawn down under the same credit facility in April 2014, and the refinancing of the US$8.0 billion loan with US$8.0 billion senior unsecured notes in the December quarter of 2014.

Other income, net — Other income, net in fiscal year 2015 was RMB2,486 million (US$401 million), an increase of 2% compared to RMB2,429 million in fiscal year 2014.

Income tax expenses — Income tax expenses in fiscal year 2015 were RMB6,416 million (US$1,035 million), an increase of 101% compared to RMB3,196 million in fiscal year 2014. The increase was due primarily to the increase in taxable income from our operations in China and also to the expiration of an EIT exemption period for one of our major subsidiaries, upon which the subsidiary became subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014. Our effective tax rate increased to 19.8% in fiscal year 2015 from 11.9% in fiscal year 2014, due primarily to the expiration of the EIT exemption as discussed above, and to the increase in share-based compensation expense, which is not deductible for income tax purposes. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, and unrealized gain/loss on investments, which are non-deductible or non-assessable for income tax purposes, our effective tax rate would have been 16.2% in fiscal year 2015.

Net income and non-GAAP net income — As a result of the foregoing, our net income in fiscal year 2015 was RMB24,320 million (US$3,923 million), an increase of 4% compared to RMB23,403 million in fiscal year 2014. Excluding the effects of share-based compensation expense, gain on deemed disposals/disposals/revaluation of investments (primarily including net gain of RMB6,535 million (US$1,054 million) from step-up acquisitions arising from revaluation of previously held equity interest), amortization of intangible assets and certain other items, non-GAAP net income in fiscal year 2015 was RMB34,981 million (US$5,643 million), an increase of 24% compared to RMB28,274 million in fiscal year 2014. A reconciliation of net income to non-GAAP net income is included at the end of this release.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in fiscal year 2015 was RMB24,149 million (US$3,896 million), an increase of 5% compared to RMB23,076 million in fiscal year 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in fiscal year 2015 was RMB9.70 (US$1.56) on a weighted average of 2,500 million diluted shares outstanding in fiscal year 2015, a decrease of 3% compared to RMB10.00 on a weighted average of 2,332 million diluted shares outstanding in fiscal year 2014. Excluding the effects of share-based compensation expense, gain on deemed disposals/disposals/revaluation of investments, amortization of intangible assets and certain other items, non-GAAP diluted EPS in fiscal year 2015 was RMB13.97 (US$2.25), an increase of 16% compared to RMB12.09 in fiscal year 2014. The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in the number of diluted shares outstanding in fiscal year 2015 following the completion of our initial public offering. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this release.

Cash — As of March 31, 2015, cash, cash equivalents and short-term investments were RMB122,341 million (US$19,735 million), compared to RMB43,632 million as of March 31, 2014.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the fiscal year 2015 was RMB41,217 million (US$6,649 million), an increase of 56% compared to RMB26,379 million in fiscal year 2014. Capital expenditures in fiscal year 2015 were RMB7,705 million (US$1,243 million), compared to RMB4,776 million in fiscal year 2014. Capital expenditures in fiscal year 2015 included cash outflow for acquisition of land use rights and construction in progress of RMB2,935 million (US$474 million). Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2015 was RMB48,121 million (US$7,763 million), an increase of 49% compared to RMB32,269 million in fiscal year 2014. A reconciliation of net cash provided by operating activities to free cash flow, a non-GAAP measure of liquidity, is included at the end of this release.

Net cash used in investing activities — During fiscal year 2015, net cash used in investing activities of RMB53,454 million (US$8,623 million) mainly included investment and acquisition activities of RMB45,486 million (US$7,338 million) primarily in local services, digital media and entertainment and mobile related businesses, as well as capital expenditure of RMB7,705 million (US$1,243 million).

Webcast and Conference Call Information

A live webcast of the earnings conference call, which will be held shortly following the release of this announcement, can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +1 646 254 3697; conference ID: 29958120).

Please visit Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 7, 2015 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Contacts

Investor Relations Contact

Grace Wong

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that Alibaba Group includes in income from operations, net income and diluted EPS. Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill and intangible assets, and an equity-settled donation expense that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, and one-time expense items consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering, equity-settled donation expense and charge for financing-related fees as a result of early repayment of bank borrowings.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of its SME loan business. Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Revenue	12,031	17,425	2,811	52,504	76,204	12,293

Cost of revenue	(3,470)	(6,133)	(989)	(13,369)	(23,834)	(3,845)
Product development expenses	(1,200)	(3,042)	(491)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses	(1,278)	(2,531)	(408)	(4,545)	(8,513)	(1,373)
General and administrative expenses	(514)	(2,477)	(400)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	(118)	(643)	(104)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	—	—	—	(44)	(175)	(28)

Income from operations	5,451	2,599	419	24,920	23,135	3,732
Interest and investment income, net	568	1,846	298	1,648	9,455	1,525
Interest expense	(353)	(475)	(77)	(2,195)	(2,750)	(443)
Other income, net	1,251	496	80	2,429	2,486	401

Income before income tax and share of results of equity investees	6,917	4,466	720	26,802	32,326	5,215
Income tax expenses	(1,227)	(1,203)	(194)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	(29)	(394)	(63)	(203)	(1,590)	(257)

Net income	5,661	2,869	463	23,403	24,320	3,923
Net (income) loss attributable to noncontrolling interests	(59)	24	4	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited	5,602	2,893	467	23,315	24,261	3,914
Accretion of Convertible Preference Shares	(7)	—	—	(31)	(15)	(2)
Dividends accrued on Convertible Preference Shares	(52)	—	—	(208)	(97)	(16)

Net income attributable to ordinary shareholders	5,543	2,893	467	23,076	24,149	3,896

Earnings per share attributable to ordinary shareholders
Basic	2.53	1.18	0.19	10.61	10.33	1.67
Diluted	2.37	1.12	0.18	10.00	9.70	1.56

Weighted average number of share used in calculating net income per ordinary share
Basic	2,188	2,461		2,175	2,337
Diluted	2,363	2,585		2,332	2,500

Share-based compensation expense by function:
Cost of revenue	530	1,015	164	1,154	4,176	674
Product development expenses	207	1,665	269	795	3,876	625
Sales and marketing expenses	43	598	96	189	1,235	199
General and administrative expenses	145	1,354	218	706	3,741	604

Total	925	4,632	747	2,844	13,028	2,102

Non-GAAP costs and expenses excluding share-based compensation expense by function:
Cost of revenue	2,940	5,118	825	12,215	19,658	3,171
Product development expenses	993	1,377	222	4,298	6,782	1,095
Sales and marketing expenses	1,235	1,933	312	4,356	7,278	1,174
General and administrative expenses	369	1,123	182	3,512	4,059	654

Total	5,537	9,551	1,541	24,381	37,777	6,094

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
China commerce
Retail (i)	9,371	13,049	2,105	42,832	59,732	9,636
Wholesale (ii)	594	846	136	2,300	3,205	517

Total China commerce	9,965	13,895	2,241	45,132	62,937	10,153

International commerce
Retail (iii)	285	437	70	938	1,768	285
Wholesale (iv)	1,009	1,200	194	3,913	4,718	761

Total international commerce	1,294	1,637	264	4,851	6,486	1,046

Cloud computing and Internet infrastructure (v)	213	388	63	773	1,271	205
Others (vi)	559	1,505	243	1,748	5,510	889

Total	12,031	17,425	2,811	52,504	76,204	12,293

(i)             Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)          Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)       Revenue from International commerce retail is primarily generated from AliExpress.

(iv)      Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)         Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)      Other revenue mainly represents revenue generated by UCWeb, interest income generated from micro loans and revenue generated by AutoNavi.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2014	2015
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	33,045	108,193	17,453
Short-term investments	10,587	14,148	2,282
Restricted cash and escrow receivables	4,921	2,297	371
Loan receivables	13,159	835	135
Investment securities	1,442	3,658	590
Prepayments, receivables and other assets	4,679	12,978	2,094
Total current assets	67,833	142,109	22,925

Investment in equity investees	17,666	33,877	5,465
Investment securities	3,023	14,611	2,357
Prepayments, receivables and other assets	2,087	4,085	659
Property and equipment, net	5,581	9,139	1,474
Land use rights	1,660	3,105	501
Intangible assets	1,906	6,575	1,061
Goodwill	11,793	41,933	6,764
Total assets	111,549	255,434	41,206
Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,100	1,990	321
Secured borrowings	9,264	—	—
Income tax payable	1,267	2,733	441
Escrow money payable	2,659	—	—
Accrued expenses, accounts payable and other liabilities	11,887	19,834	3,199
Merchant deposits	4,711	7,201	1,162
Deferred revenue and customer advances	6,496	7,914	1,277
Total current liabilities	37,384	39,672	6,400

Deferred revenue	428	445	72
Deferred tax liabilities	2,136	4,493	725
Non-current bank borrowings	30,711	1,609	260
Unsecured senior notes	—	48,994	7,903
Other liabilities	72	2,150	347
Total liabilities	70,731	97,363	15,707

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2014	2015
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—

Mezzanine equity:
Convertible Preference Shares	10,284	—	—
Others	117	658	106

Total mezzanine equity	10,401	658	106

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized; 2,226,810,660 and 2,495,499,036 shares issued and outstanding as of March 31, 2014 and March 31, 2015, respectively	1	1	—
Additional paid-in capital	27,043	117,142	18,897
Treasury shares at cost	—	—	—
Restructuring reserve	—	(1,152)	(186)
Subscription receivables	(540)	(411)	(66)
Statutory reserves	2,474	2,715	438
Accumulated other comprehensive income	(823)	2,302	372
Retained earnings	1,183	24,842	4,007

Total Alibaba Group Holding Limited shareholders’ equity	29,338	145,439	23,462
Noncontrolling interests	1,079	11,974	1,931

Total equity	30,417	157,413	25,393

Total liabilities, mezzanine equity and equity	111,549	255,434	41,206

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	1,800	5,767	930	26,379	41,217	6,649
Net cash used in investing activities	(10,805)	(5,672)	(915)	(32,997)	(53,454)	(8,623)
Net cash provided by financing activities	318	1,035	167	9,364	87,497	14,114
Effect of exchange rate changes on cash and cash equivalents	18	13	2	(97)	(112)	(18)

Increase in cash and cash equivalents	(8,669)	1,143	184	2,649	75,148	12,122
Cash and cash equivalents at beginning of period	41,714	107,050	17,269	30,396	33,045	5,331

Cash and cash equivalents at end of period	33,045	108,193	17,453	33,045	108,193	17,453

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

		Three months ended March 31,			Year ended March 31,
		2014	2015		2014	2015
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Income from operations		5,451	2,599	419	24,920	23,135	3,732
Add:	Share-based compensation expense	925	4,632	747	2,844	13,028	2,102
Add:	Depreciation and amortization of property and equipment and land use rights	392	709	115	1,339	2,326	375
Add:	Amortization of intangible assets	118	643	104	315	2,089	337
Add:	Impairment of goodwill and intangible assets	—	—	—	44	175	28
Add:	Equity-settled donation expense	—	—	—	1,269	—	—

Non-GAAP EBITDA		6,886	8,583	1,385	30,731	40,753	6,574

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

		Three months ended March 31,			Year ended March 31
		2014	2015		2014	2015
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)

Net income		5,661	2,869	463	23,403	24,320	3,923
Add:	Share-based compensation expense	925	4,632	747	2,844	13,028	2,102
Add:	Amortization of intangible assets	118	643	104	315	2,089	337
Add:	Impairment of goodwill, intangible assets and investments	39	—	—	163	1,032	166
Add:	(Gain) loss on deemed disposals/disposals/ revaluation of investments	(72)	(468)	(75)	(384)	(6,715)	(1,083)
Add:	Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	—	65	10	—	166	27
Add:	Expenses relating to the sale of shares by existing shareholders in initial public offering	—	—	—	—	231	37
Add:	Equity-settled donation expense	—	—	—	1,269	—	—
Add:	One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	—	—	664	830	134

Non-GAAP net income		6,671	7,741	1,249	28,274	34,981	5,643

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

		Three months ended March 31,			Year ended March 31,
		2014	2015		2014	2015
		RMB	RMB	US$	RMB	RMB	US$
		(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders		5,543	2,893	467	23,076	24,149	3,896
Add:	Reversal of accretion upon assumed conversion of Convertible Preference Shares	7	—	—	31	15	2
Add:	Dividend eliminated upon assumed conversion of Convertible Preference Shares	52	—	—	208	97	16

Net income attributable to ordinary shareholders for computing diluted EPS		5,602	2,893	467	23,315	24,261	3,914
Add:	Non-GAAP adjustments to net income(a)	1,010	4,872	786	4,871	10,661	1,720

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS		6,612	7,765	1,253	28,186	34,922	5,634

Weighted average number of shares on a diluted basis		2,363	2,585		2,332	2,500
Diluted EPS(b)		2.37	1.12	0.18	10.00	9.70	1.56
Add:	Non-GAAP adjustments to net income per share(c)	0.43	1.88	0.30	2.09	4.27	0.69

Non-GAAP diluted EPS(d)		2.80	3.00	0.48	12.09	13.97	2.25

(a)         See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)         Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)          Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)         Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

		Three months ended March 31,			Year ended March 31,
		2014	2015		2014	2015
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities		1,800	5,767	930	26,379	41,217	6,649
Less:	Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(275)	(700)	(113)	(3,285)	(4,770)	(769)
Add:	Changes in loan receivables, net	808	598	97	9,175	11,674	1,883

Free cash flow		2,333	5,665	914	32,269	48,121	7,763

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	257	275	346	295	342	380	494	381
Tmall GMV	88	99	183	135	159	176	293	219
Total GMV	345	374	529	430	501	556	787	600

Mobile GMV (as a percentage of total GMV)	12%	15%	20%	27%	33%	36%	42%	51%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015
	(in millions)

Annual active buyers	185	202	231	255	279	307	334	350

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015
	(in millions of RMB, except percentages)
China retail marketplaces:

GMV	345,134	373,659	528,709	430,085	500,916	555,666	787,047	600,092
Mobile GMV	41,299	54,823	104,391	118,001	164,428	199,054	326,889	303,772
as a percentage of GMV	12%	15%	20%	27%	33%	36%	42%	51%

Revenue	8,667	8,645	16,149	9,371	12,639	12,769	21,275	13,049
Mobile revenue	240	332	1,171	1,162	2,454	3,719	6,420	5,247
as a percentage of revenue	3%	4%	7%	12%	19%	29%	30%	40%

Monetization rate	2.51%	2.31%	3.05%	2.18%	2.52%	2.30%	2.70%	2.17%
Mobile monetization rate	0.58%	0.61%	1.12%	0.98%	1.49%	1.87%	1.96%	1.73%